GLOBAL CREDIT PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Credit Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Mountainview Road, Suite 115
(No. and Street)

Upper Saddle River (City) NJ (State) 07458 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Ann Kinzel 678-525-0992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, middle name)

3535 Roswell Rd. Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Polo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Credit Partners, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2/25/19

RIGOBERTO JORGE
Notary Public - State of New Jersey
My Commission Expires Jul 6, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Global Credit Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Credit Partners, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Global Credit Partners, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Global Credit Partners, LLC's management. Our responsibility is to express an opinion on Global Credit Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Global Credit Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2019

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	363,211
Deposits with clearing organization		200,133
Commissions receivable		116,440
Prepaid expenses		51,751
Office furniture and equipment, net of accumulated depreciation of $147,977		1,440
Deposits		15,601
TOTAL ASSETS	$	748,576

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions payable	$	87,038
Accrued expenses		7,407
TOTAL LIABILITIES		94,445
MEMBERS' EQUITY		654,131
TOTAL LIABILITIES & MEMBERS' EQUITY	$	748,576

The accompanying notes are an integral part of these financial statements.

GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Global Credit Partners, LLC (a New Jersey limited liability company) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges as well as the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions.

Fixed Assets

Office furniture and equipment is stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets (generally five to seven years). Depreciation expense for 2018 is $404.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Prepaid expenses

Prepaid expenses on the statement of financial condition include: insurance, equipment rental, and Bloomberg fees and are amortized over their useful lives.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Recently Adopted Accounting Pronouncements

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end.

2. DEPOSIT WITH CLEARING ORGANIZATION

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis (the "clearing organization"). The Company is contractually obligated to maintain a cash deposit with the clearing organization. The amount deposited with the clearing organization as of December 31, 2018 is $200,133.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Commissions:
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Auction Service:
The Company is designated as the Broker-Dealer in an agreement, normally with a trustee of a newly restructured entity, to act as auction agent to solicit bids for securities (normally a bond) for the benefit of the issuer as a result of the completed restructuring. The Broker-Dealer is contracted to contact existing and potential new owners and solicit bids for the securities (Dutch Auction format). The Company normally earns a fee for the service associated with the sale of said securities. The Company may also earn a flat fee in the event of a failed auction (no bidders). Revenue is recognized when the service is provided normally when the auction is settled.

4. COMMISSIONS RECEIVABLE AND PAYABLE

Commissions receivable as of December 31, 2018 is $116,440. Management believes no reserve is necessary as all accounts receivable are current and are expected to be collectible.

The Company pays a portion of its commissions earned to its representatives. Commissions payable to representatives as of December 31, 2018 is $87,038.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $585,339, which was $579,043 in excess of its required net capital of $6,296. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

6. COMMITMENTS

The Company has an obligation under an operating lease with an initial non-cancelable term in excess of one year. On November 12, 2014, the Company entered into an amended lease agreement to extend the term of the lease for the period from March 1, 2015 through February 29, 2020.

6. COMMITMENTS (continued)

The Company estimates future rental payments under this lease agreement as follows:

Year ending December 31		
2019		65,504
2020		10,917
Total	$	76,421

The Company's rent expense for the year ended December 31, 2018 was $62,870.

7. INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2018 the Company experienced no material net losses as result of the indemnity.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2019 the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to, or disclosure in its financial statements.